1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 2, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

Announcement of Resolutions Passed at the Sixth Meeting of the Third Session of the Board
of Directors of Aluminum Corporation of China Limited

Aluminum Corporation of China Limited (the "Company") and the board of directors of the Company (the "Board") jointly and severally warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept the responsibilities for any misrepresentation or misleading statement contained in or material omission from this announcement.

The Sixth Meeting of the Third Session of the Board of Aluminum Corporation of China Limited the Company was convened at 10:00 a.m. on 29 August 2008 at No. 2901 Conference Room of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China (the "PRC"). Of the 9 directors of the Company (the "Directors") eligible to attend the meeting, 9 Directors attended in person. Members of the Supervisory Committee, the Secretary to the Board and other members of the senior management of the Company were also in attendance. This meeting was convened in compliance with the relevant requirements of the Company Law of the PRC and the Articles of Association of the Company. The meeting was chaired by Mr. Xiao Yaqing, during which the following material resolutions were considered and passed:

I.	The proposal in relation to 2008 interim results report (2008 interim report) of the Company was considered and approved.

The 2008 interim results report of the Company was approved.

II.	The proposal in relation to 2008 interim dividend distribution was considered and approved.

1.

As audited by PricewaterhouseCoopers, the Company's 2008 interim profit available for distribution is RMB2,012,441,628.38. Based on a rate of 35% of net profit after tax, the Board recommends declaring a dividend of RMB0.052 per share (tax inclusive) in cash to shareholders, totaling RMB703,273,370.38.

2.

The proposal for the 2008 interim dividend distribution was approved for submission to the 2008 second special general meeting of the Company for consideration and approval, and the Board was authorized to distribute the 2008 interim dividend to shareholders.

III.	The proposal in relation to a revision of the cap for existing continuing connected transactions and new continuing connected transactions for 2008 and 2009 was considered and approved.

1.

The revision of cap for existing continuing connected transactions and new continuing connected transactions was approved. The Company will publish a separate announcement on details of its continuing connected transactions shortly.

Mr. Xiao Yaqing, who holds an office with China Aluminum Corporation, abstained from voting on this proposal. The other Directors present voted in favor. Independent non-executive directors of the Company considered and resolved that the decision-making procedure on connected transactions was in compliance with the relevant regulatory regulations in the listing place of the Company and the Company's Articles of Association. The Company's connected transactions were made in the ordinary course of business and on normal commercial terms, and are not detrimental to the interests of the Company and other shareholders, especially minority shareholders.

2.	The proposal on the revision of cap for connected transactions was approved for submission to the 2008 second special general meeting of the Company for consideration and approval.

IV.	The proposal in relation to the enlargement of the corporate business scope and relevant amendments to the Articles of Association was considered and approved.

1.	The addition of the following business to the business scope of the Company was approved: production and sales of sulfuric acid (or dangerous chemicals).

2.	The above-referenced additional business scope and corresponding amendments to the Articles of Association will be submitted to the 2008 second special general meeting for consideration and approval.

V.	The proposal in relation to the issue of corporate bonds was considered and approved.

1.	Subject to the following conditions, the Company has been approved to issue corporate bonds:

(1)

Size of the issue: the Company will issue domestic corporate bonds with an aggregate principal amount of not more than RMB10 billion (the "Corporate Bonds") within 24 months from the date on which the issue of the Corporate Bonds by the Company is authorized by the relevant regulatory authorities;

(2)	Term: the Corporate Bonds is a capital raising product with a term of not more than 10 years and may be issued in a single category or mixed categories, with different maturities;

(3)	Determination of interest rate: the coupon rate of the Corporate Bonds will be determined by the Company and the lead underwriter through a book-building process in the market;

(4)	Use of the proceeds: the proceeds from the issuance of the Corporate Bonds will be used to adjust the debt structure of the Company and to supplement working capital;

(5)

The Corporate Bond issue may be placed to the holders of A Shares. Subject to the granting of authorization by the Board by the Shareholders, or under appropriate circumstances, more than two Directors approved by the Board, the specific terms and conditions of the issue of the Corporate Bonds (including whether such issuance will be made by way of placing and the proportion of placing) will be determined by the Board or the above Directors after taking market conditions into consideration;

(6)

The Company will submit an application for the listing of the Corporate Bonds with the Shanghai Stock Exchange as soon as possible upon the completion of the Corporate Bonds issue. Subject to approval of the relevant regulatory authorities, the Corporate Bonds may be traded on other stock exchanges as permitted by the applicable laws;

(7)

Aluminum Corporation of China will provide the guarantee for the Corporate Bonds. The specific guarantee arrangements will be determined based on market conditions and the relevant regulatory requirements; and

(8)	The resolution passed at the shareholders general meeting for the issue of the Corporate Bonds will expire 36 months after the date of passing such resolution.

2.

The Board, or under appropriate circumstances, more than two Directors approved by the Board, will be authorized to handle matters concerning the issue of Corporate Bonds in their sole discretion, including but not limited to:

(1)

as permitted by the relevant laws and regulations, and after taking into account the Company and market conditions, to formulate specific issue plans; amend and adjust the terms of the issue which includes, but is not limited to, the determination of issue size; issue in tranches and the number of tranches; issue amount in successive tranches; terms of the bonds; interest rate or its determination; issue timing; terms for repurchase and redemption; guarantee matters; duration of repayment of the principal and the interests; specific placing arrangements; listing place; and all other matters in relation to the terms of the issue;

(2)	to appoint intermediaries to handle the reporting matters concerning the Corporate Bonds issue and listing;

(3)	to select an entrusted manager for the Corporate Bonds, sign the entrusted management agreement for the Corporate Bonds and formulate meeting rules for the holders of the Corporate Bonds;

(4)	to execute contracts, agreements and documents related to the issue of the Corporate Bonds and to make appropriate information disclosures;

(5)

to make corresponding changes based on the opinions of the relevant regulatory authorities as to the specific plans for the issue of the Corporate Bonds as required for changes in the regulations regarding the issue of bonds or relevant market conditions, except for matters which are subject to the shareholder vote at a general meeting as required under the relevant laws, regulations and Articles of Association of the Company;

(6)	to address matters relating to the listing of the Corporate Bonds upon the completion of such issue; and

(7)	to address with any other matters relating to the Corporate Bonds issue.

3.	Such proposal in relation to the issue of Corporate Bonds will be submitted to the 2008 second special general meeting of the Company for consideration and approval.

The Board of Directors of
Aluminum Corporation of China Limited*
29 August 2008

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, PRC
29 August 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary